Schedule A

Trusts and Portfolios Covered by the Amended and Restated Sub-Advisory Agreement between

Fidelity Management & Research Company LLC and

Fidelity Management & Research (Hong Kong) Limited

Name of Trust	Name of Portfolio	Type of Fund	Effective Date
Fidelity Covington Trust	Fidelity High Yield Factor ETF	Equity	03/01/2024
Fidelity Covington Trust	Fidelity Preferred Securities & Income ETF	Equity	03/01/2024
Fidelity Covington Trust	Fidelity Sustainable High Yield ETF	Equity	03/01/2024
Fidelity Hanover Street Trust	Fidelity Emerging Markets Debt Central Fund	Equity	03/01/2024
Fidelity Hanover Street Trust	Fidelity Emerging Markets Debt Local Currency Central Fund	Equity	03/01/2024

Fidelity Management & Research Company LLC	Fidelity Management & Research (Hong Kong) Limited

By: /s/Christopher J. Rimmer	By: /s/Sharon LeCornu
Name: Christopher J. Rimmer	Name: Sharon LeCornu
Title: Treasurer	Title: Director